Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-223033

Prospectus Supplement No. 11
(To Prospectus dated April 27, 2018)

ALTA MESA RESOURCES, INC.
34,500,000 Shares of Class A Common Stock Issuable upon Exercise of
Outstanding Public Warrants
341,740,095 Shares of Class A Common Stock

This prospectus supplement updates, amends and supplements the prospectus dated April 27, 2018, as supplemented by Prospectus Supplement No. 1 dated May 3, 2018, Prospectus Supplement No. 2 dated May 22, 2018, Prospectus Supplement No. 3 dated May 31, 2018, Prospectus Supplement No. 4 dated June 19, 2018, Prospectus Supplement No. 5 dated July 9, 2018, Prospectus Supplement No. 6 dated August 14, 2018, Prospectus Supplement No. 7 dated August 15, 2018, Prospectus Supplement No. 8 dated November 14, 2018, Prospectus Supplement No. 9 dated December 27, 2018, and Prospectus Supplement No. 10 dated January 4, 2019, (collectively, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-223033). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on January 7, 2019 which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

The Class A Common Stock and Public Warrants are quoted on The NASDAQ Capital Market under the symbols “AMR” and “AMRWW,” respectively. On January 4, 2019, the closing prices of our Class A Common Stock and Public Warrants were $1.28 and $0.09, respectively.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” ON PAGE 10 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 7, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________

FORM 8-K
_____________________________________

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 7, 2019
_____________________________________
Alta Mesa Resources, Inc.
(Exact Name of Registrant as Specified in Charter)
_____________________________________

Delaware	001-38040	81-4433840
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

15021 Katy Freeway, Suite 400, Houston, Texas 77094
(Address of Principal Executive Offices) (Zip Code)

281-530-0991
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
_____________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by checkmark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On January 7, 2019, Alta Mesa Resources, Inc. (the “Company”) hired John C. Regan to be its Vice President and Chief Financial Officer. Michael A. McCabe, whose intention to retire from the same position was previously announced on in the Company’s 10-Q filed with the Securities and Exchange Commission on November 14, 2018, was appointed Vice President, effective January 7, 2019.  Mr. Regan will assume the role of principal financial officer, and Mr. McCabe will step down from that role, the date after the filing of the Company’s Form 10-K for the year ending December 31, 2018 or on such earlier date as the Company may request.
Prior to joining the Company, Mr. Regan served as the Executive Vice President and Chief Financial Officer of Vine Oil and Gas LP. from January 2015 to June 2018. He previously served as Chief Financial Officer of Quicksilver Resources from April 2012 through December 2014, after having served as their Chief Accounting Officer beginning in September 2007. Mr. Regan is a Certified Public Accountant with more than 25 years of combined public accounting, corporate finance and financial reporting experience. Mr. Regan was also employed by Flowserve Corporation where he held various management positions of increasing responsibility from 2002 to 2007, and by PricewaterhouseCoopers where his roles included being a senior manager specializing in the energy segment of their audit practice during his employment from 1994 to 2002.
The Company has entered into an employment agreement with Mr. Regan. The employment agreement entitles him to receive an annual base salary of $450,000, and to participate in an annual performance bonus program with a target bonus award determined by the Board. For 2019, Mr. Regan’s target annual bonus amounts under this program will be 95% of his annual base salary. Mr. Regan received a sign-on bonus of $50,000 upon execution of the employment agreement.
If the Company terminates Mr. Regan’s employment without cause or he resigns for good reason, within the meaning of and under his employment agreement, he will be entitled to receive (i) a prorated annual bonus for the year of termination, determined based on satisfaction of performance criteria prorated for the partial performance period, (ii) full accelerated vesting of all Company equity awards that are subject to time-based vesting, accelerated vesting of any Company equity awards that are subject to performance-based vesting at the target level of performance, and full accelerated vesting of any nonqualified deferred compensation benefit, (iii) a lump-sum payment equal to the sum of $24,000 for outplacement services, 18 months of his annual base salary and 1.5 times the greater of his target annual bonus and the annual bonus paid to him for the prior year, and (iv) payment for up to 18 months of his premiums for continued coverage under the Company’s group health plans and, thereafter, continued participation in the Company’s group health plans at his cost for up to an additional six months. Mr. Regan would also be entitled to receive the amounts under clauses (i), (iii) and (iv) of the preceding sentence if his employment terminates due to death or disability, within the meaning of and under his employment agreement. If Mr. Regan’s qualifying termination of employment occurs (a) during the 15 months following a change in control (within the meaning of and under his employment agreement) or (b) only in the case of involuntary termination without cause or resignation for good reason, during the three months prior to a change in control that is demonstrated to be in connection with the change in control, then in addition to the foregoing payments and benefits, he will be entitled to an additional lump-sum payment equal to the sum of six months of his annual base salary and 0.5 times the greater of his target annual bonus and the annual bonus paid to him for the prior year.

Mr. Regan’s rights to receive termination payments and benefits, other than a prorated annual bonus for the year of termination, are conditioned upon executing a general release of claims in the Company’s favor. Mr. Regan has also agreed to refrain from competing with the Company or soliciting its customers or employees during and for a period of 12 months following his employment with the Company.
The employment agreement further entitles Mr. Regan, if a termination of employment occurs during the two years after execution thereof, to payment for any excise taxes imposed under Section 4999 of the Internal Revenue Code as a result of a change in control (within the meaning of and under his employment agreement), plus an additional amount that puts the executive in the same after-tax position he would have been in absent the imposition of excise taxes under Section 4999 of the Internal Revenue Code.
Mr. Regan also entered into an indemnification agreement with the Company in the form the Company entered into with its other executive officers.
There are no arrangements or understandings between Mr. Regan and any other persons pursuant to which he was appointed as an executive officer of the Company. There are no family relationships between Mr. Regan and any director, executive officer or any person nominated or chosen by the Company to become a director or executive officer. No information is required to be disclosed with respect to Mr. Regan pursuant to Item 404(a) of Regulation S-K.

Item 7.01    Regulation FD Disclosure.

On January 7, 2019, the Company issued a press release announcing the appointment of Mr. Regan as its Vice President and Chief Financial Officer. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
The information in Item 7.01 of this Current Report on Form 8-K, including the attached Exhibit 99.1, is being “furnished” pursuant to Item 7.01 and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing, whether made before or after the date hereof, regardless of any general incorporation language in such filing.
Item 9.01     Financial Statements and Exhibits

(d)  Exhibits.

Exhibit No.	Exhibit
99.1	Press Release of Alta Mesa Resources, Inc., dated January 7, 2019.

Exhibit 99.1

Alta Mesa Resources, Inc.

ALTA MESA ANNOUNCES APPOINTMENT OF JOHN C. REGAN AS CHEIF FINANCIAL OFFICER

Houston, Texas - January 7, 2019 - Alta Mesa Resources, Inc. (NASDAQ: AMR, “Alta Mesa Resources” or the “Company”) today announced the appointment of John C. Regan as Vice President and Chief Financial Officer effective January 7, 2019.

James Hackett, Chairman of the board of directors and Interim Chief Executive Officer of the Company commented, “We are excited to welcome John to Alta Mesa Resources. With his broad financial expertise, and proven leadership in public company financial functions, John should be a strong addition to our executive leadership team.”

Mr. Regan is a Certified Public Accountant and has more than 25 years of experience in the energy, finance and accounting sectors. Most recently he served as Executive Vice President and Chief Financial Officer of Vine Oil and Gas LP. Previously, he was Senior Vice President and Chief Financial Officer of Quicksilver Resources Inc., after having served as their Chief Accounting Officer. Mr. Regan was also employed by Flowserve Corporation where he held various financial positions of increasing responsibility and by PricewaterhouseCoopers where his roles included being a senior manager specializing in the energy segment of their audit practice.

Mr. Regan will be relocating full time to Houston, Texas from Dallas, Texas.

Alta Mesa Resources, Inc. is an independent energy company focused on the development and acquisition of unconventional oil and natural gas reserves in the Anadarko Basin in Oklahoma, and through Kingfisher Midstream, LLC, provides best-in-class midstream energy services, including crude oil and gas gathering, processing and marketing and produced water disposal to producers in the STACK play.

FOR MORE INFORMATION CONTACT: Scott Grandt (281) 945-3357 sgrandt@altamesa.net
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15021 Katy Freeway, Suite 400 ● Houston, Texas 77094 ● (281) 530-0991 ● www.altamesa.net